
06014968

São Paulo, July 3rd, 2006

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, DC - 20549
USA


SEC MAIL
RECEIVED
JUL 0 5 2006
WASH., D.C.
151

Ref.: São Paulo Alpargatas S.A.
File: 82-3692

In order to comply with Rule 12g3-2 (b)(1)(i) we are furnishing to the Commission translations of the information São Paulo Alpargatas S.A. filed both with CVM - Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) and Bovespa - São Paulo Stock Exchange, and distributed to its shareholders:

- Financial Statements for the quarter ended March 31, 2006.

Sincerely



José Sálvio Moraes
Investor Relations Manager
(55 11) 3847-7672
jsalvio@alpargatas.com.br

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL



Rua Urussuí, 300 - Itaim Bibi
Pabx: (11) 3847-7322 - Fax (11) 3168-8866
04542-903 - São Paulo - SP
E-mail: alpargatas@alpargatas.com.br

Cód. 0106

(Convenience Translation into English from the Original Previously Issued in Portuguese)

São Paulo Alpargatas S.A. and Subsidiaries

Interim Financial Statements for the Quarter Ended March 31, 2006 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
São Paulo Alpargatas S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of São Paulo Alpargatas S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of March 31, 2006, the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The individual and consolidated statements of cash flow for the quarter ended March 31, 2006 are presented for purposes of additional analysis (see Note 15.b)) and are not a required part of the interim financial statements. Such statements have been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to these supplemental statements in order for them to be fairly presented, in all material respects, in relation to the interim financial statements for the quarter ended March 31, 2006 taken as a whole.

5. We had previously audited the individual and consolidated balance sheets as of December 31, 2005, and reviewed the statements of income and cash flows for the quarter ended March 31, 2005, presented for comparative purposes, and issued an unqualified opinion thereon and unqualified review report thereon, dated February 17, 2006 and April 29, 2005, respectively.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 28, 2006



DELOITTE TOUCHE TOHMATSU
Auditores Independentes



Edimar Facco
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005
(In thousands of Brazilian reais - R$)

	Company		
ASSETS	03/31/06	12/31/05	03
CURRENT ASSETS			
Cash and banks	562	14,601	
Temporary cash investments	251,172	279,764	2
Trade accounts receivable	209,986	198,623	2
Allowance for doubtful accounts	(13,093)	(11,832)	(
Inventories	77,913	68,912	1
Deferred income and social contribution taxes	17,814	14,435	
Other receivables	10,922	9,194	
Recoverable taxes	10,442	2,565	
Interest on capital and dividends receivable	1,028	1,028	
Prepaid expenses	1,183	2,640	
	567,929	579,930	7
LONG-TERM ASSETS			
Assets held for sale	13,445	13,445	
Recoverable taxes	5,832	6,351	
Escrow deposits	39,105	36,730	
Other receivables	5,190	5,453	
Deferred income and social contribution taxes	44,982	50,572	
	108,554	112,551	1
PERMANENT ASSETS			
Investments:			
Subsidiaries	251,318	258,505	
Negative goodwill - subsidiary	-	(4,809)	
Other investments	195	195	
Property, plant and equipment	117,619	110,182	2
Deferred charges	13,041	12,668	
	382,173	376,741	2
TOTAL ASSETS	1,058,656	1,069,222	1,1

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2006	2005	2006	2005
GROSS SALES				
Sales of products	365,379	312,294	433,723	398,690
Sales taxes	(73,398)	(64,207)	(86,375)	(80,752)
NET SALES	291,981	248,087	347,348	317,938
COST OF SALES	(154,169)	(141,693)	(196,963)	(196,184)
GROSS PROFIT	137,812	106,394	150,385	121,754
OPERATING (EXPENSES) INCOME				
Selling	(69,463)	(64,695)	(75,470)	(70,534)
General and administrative	(14,764)	(13,756)	(17,603)	(16,769)
Financial income	14,815	7,517	12,495	8,511
Financial expenses	(5,278)	(5,705)	(7,004)	(8,691)
Equity in subsidiaries	(2,378)	17,429	-	-
Other operating income (expenses), net	(315)	2,701	(697)	2,794
	(77,383)	(56,509)	(88,279)	(84,689)
INCOME FROM OPERATIONS	60,429	49,885	62,106	37,065
Nonoperating income, net	604	125	465	15,837
INCOME BEFORE TAXES ON INCOME	61,033	50,010	62,571	52,902
Income and social contribution taxes	(15,325)	(11,850)	(16,904)	(14,824)
NET INCOME	45,708	38,160	45,667	38,078

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SÃO PAULO ALPARGATAS S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTER ENDED MARCH 31, 2006
(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1. OPERATIONS

São Paulo Alpargatas S.A. (the "Company") is engaged in the manufacture and sale of:

- Footwear and respective components.
- Clothing, textile goods and respective components.
- Leather, resin and natural or synthetic rubber goods.
- Sportswear and sporting goods.
- Cotton processing, spinning, weaving and fabric finishing.

These activities are performed by geographically distributed plants. The Company has tax incentives granted by the State governments where most of its plants are located, and the tax benefit is recognized in income.

State tax incentives are scheduled to expire between 2008 and 2020. In the first quarter of 2006, these incentives were recorded under the caption "Other operating income" in the statement of income, in the amount of R$20,153 (R$15,991 in 2005).

The Company and its subsidiaries also have federal tax incentives for operating profit in the Northeast Region and in the Manaus Free Trade Zone. The related tax benefit is recognized in shareholders' equity as capital reserve.

On August 12, 2005, the Board of Directors approved the project for expanding and modernizing its production units, whose investment is estimated at approximately R$95,000 and is included in the capital budget approved in the Annual Shareholders' Meeting held on April 1, 2005.

The Company also holds shareholding control of certain companies, the principal of which and respective operating activities are:

- Amapoly Indústria e Comércio Ltda. (direct 100% interest) - Production of PVC and polyester laminates for use in the manufacture of tarpaulins, backlights, frontlights, banners and awnings, and polyethylene laminates used in the manufacture of covers for agribusiness, home and leisure. Its plant is located in the city of Manaus, State of Amazonas.

- Santista Têxtil S.A. (total interest of 30.66% - jointly-owned subsidiary), through the holding company Participaciones Santista Textil España, S.L. (Note 5) - Operation in the areas of cotton processing, spinning, weaving and fabric finishing; sale, import and export of these products and their raw materials; and clothing and related business.

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The individual and consolidated interim financial statements have been prepared and are presented in accordance with Brazilian accounting practices, standards and instructions of the Brazilian Securities Commission (CVM), and in accordance with the accounting practices adopted in the preparation of the financial statements for the year ended December 31, 2005, published on February 21, 2006.

Certain reclassifications have been made to the balance sheet as of December 31, 2005, for comparability with the balance sheet as of March 31, 2006.

The interim financial statements of the jointly-owned subsidiary, Santista Têxtil S.A. (through Participaciones Santista Textil España, S.L.), are being consolidated in proportion to the Company's ownership interest (30.66%).

The financial statements of foreign subsidiaries have been translated into Brazilian reais based on the foreign currency's exchange rate prevailing on the balance sheet date.

Reconciliation between net income and shareholders' equity (Company and consolidated) for the quarter ended March 31, 2006 is as follows:

	Net income		Shareholders' equity	
	03/31/06	03/31/05	03/31/06	12/31/05
Company	45,708	38,160	679,203	655,318
Unrealized profit, net of prior years, of Santista Têxtil S.A.	(41)	(82)	(212)	(172)
Consolidated	45,667	38,078	678,991	655,146

3. TEMPORARY CASH INVESTMENTS

	Company		Consolidated	
	03/31/06	12/31/05	03/31/06	12/31/05
Investment funds (a)	177,048	119,552	177,048	119,552
Bank certificates of deposit (CDBs) (b)	74,124	160,212	75,691	160,212
Foreign currency investments	-	-	1,568	2,042
	251,172	279,764	254,307	281,806

(a) Investment funds in several banks with average yield of 101.19% of the interbank deposit rate (CDI).

(b) CDBs in several banks with average yield of 100.7% of the CDI.

4. ESCROW DEPOSITS

	Company		Consolidated	
	03/31/06	12/31/05	03/31/06	12/31/05
Escrow deposits - labor lawsuits	2,569	2,580	3,802	3,794
Compulsory deposits - vehicles/fuel	848	582	851	585
Escrow deposits - tax lawsuits:				
COFINS (tax on revenue) - rate increase	20,902	20,345	20,902	20,345
COFINS - ICMS (State VAT) basis	5,049	5,049	5,232	5,232
Other	9,737	8,174	9,770	8,211
	39,105	36,730	40,557	38,167

An allowance for losses on these deposits is recognized when, in the opinion of the Company's legal counsel, the likelihood of an unfavorable outcome is probable. These allowances are recorded under the captions "Provision for taxes" and "Reserve for contingencies", in long-term liabilities.

5. INVESTMENTS IN SUBSIDIARIES

Information as of March 31, 2006	Amapoly Indústria e Com. Ltda.	Fibrasil Agric. e Com. Ltda.	Expasa Flórida Inc.	Santista Têxtil S.A. (indirect)	Total
Number of shares held	6,557,122	25,583	2,500	6,132,841	-
Capital	10,045	1,157	12,463	404,720	-
Shareholders' equity	60,093	32,093	(1,238)	538,771	-
Net income (loss)	1,755	-	(365)	(12,199)	-
Ownership interest - %	100	100	100	30.6642	-
Book value of investment in the Company, net of negative goodwill, as of:					
March 31, 2006	60,093	32,093	(1,238)	160,370	251,318
December 31, 2005	58,338	32,093	(941)	164,206	253,696
Equity in subsidiaries:					
March 31, 2006 (quarter)	1,755	-	(297)	(3,836)	(2,378)
March 31, 2005 (quarter)	2,169	13,798	(184)	1,646	17,429

On March 21, 2005, the subsidiary Fibrasil Agrícola e Comercial Ltda. sold a real property to a third party for R$17,800, generating nonoperating income of R$15,851 (consolidated).

Assignment of shares of Santista Têxtil S.A.

According to the Significant Event Notice of March 6, 2006, the Company, together with the other controlling shareholder of Santista Têxtil S.A., entered into an agreement with a Spanish publicly-traded company operating in the textile industry, Tavex Algodonera S.A. ("Tavex"), with the purpose of integrating the Spanish company's businesses with those of Santista Têxtil S.A.

In order to start implementing this integration, on March 27, 2006, the Company, as well as the other controlling shareholder of Santista Têxtil S.A., contributed the capital of a holding company located in Spain, Participaciones Santista Textil España, S.L. ("PSTE") through the assignment of its shares in Santista Têxtil S.A. The capital contribution made by the Company amounted to R$160,298, net of negative goodwill, determined on February 28, 2006. Regardless of said contribution, the Company maintains its indirect interest of 30.66% in Santista Têxtil S.A.

Also for purposes of said integration, on March 28, 2006, the Boards of Directors of Tavex and PSTE approved a Merger Agreement ("Proyeto de Fusión"), a copy of which was filed with the CVM, as disclosed in the significant event notice dated March 30, 2006.

6. LOANS AND FINANCING

			Company		Consolidated	
	Currency	Index and annual average interest rate	03/31/06	12/31/05	03/31/06	12/31/05
Bank loans	US$	Exchange variation and interest of 4.35% to 8.735%	38,307	44,402	81,202	81,285
Bank loans	CHF	Exchange variation and interest of 5.25%	-	-	348	367
Bank loans	EUR	Exchange variation and interest of 3.58%	-	-	1,781	1,856
Bank loans	CLP	Exchange variation and interest of 4.58% to 5.35%	-	-	7,564	9,262
Finame (National Equipment Financing Authority)	R$	TJLP (*) + interest of 1.9% to 4.5%	6,721	7,216	6,721	7,216
BNDES (National Bank for Economic and Social Development)	R$	Basket of currencies with interest of 10.5% and TJLP plus interest of 4.48% to 12.5%	-	-	17,491	18,145
Rural credit	R$	Interest of 8.75%	-	-	-	3,187
Total			45,028	51,618	115,107	121,318
Current liabilities			14,812	16,439	47,027	45,010
Long-term liabilities			30,216	35,179	68,080	76,308

(*) TJLP - Long-term interest rate

Maturities of long-term loans and financing are as follows:

Year	Company		Consolidated	
	03/31/06	12/31/05	03/31/06	12/31/05
2007	3,510	6,694	9,351	22,222
2008	6,192	6,542	17,623	17,075
2009	5,993	6,344	19,046	14,442
2010	5,210	5,567	7,850	7,256
2011	4,655	5,016	6,003	6,469
2012	4,656	5,016	6,004	6,468
2013	-	-	1,348	1,453
2014	-	-	855	923
	30,216	35,179	68,080	76,308

Loans are collateralized by Company guarantees and properties.

In 1996, the Company entered into an agreement with the International Finance Corporation - IFC, in the amount of US$30 million, to finance the Company's investment program. Amortization of this agreement began in 1999 and, as of March 31, 2006, the Company has amortized US$26.6 million (US$26.6 million as of December 31, 2005).

Additionally, on November 12, 2002, the Company entered into a new agreement with the IFC, in the amount of US$30 million, to finance the Company's investment program for the period from 2001 to 2004. After a three-year grace period, the loan will be repaid semiannually over seven years. On June 27, 2003, the first portion of US$5 million, equivalent to R$14,380, was released. On October 14, 2004, the amount of US$10 million, equivalent to R$28,423, was released. The Company made the first payment in January 2006.

On March 29, 2006 the Company entered into a loan agreement with BNB - Banco do Nordeste do Brasil in the amount of R$112,000 to finance its investment program focused on industrial optimization and expansion of its production units located in the State of Paraíba. The loan will be repaid over ten years beginning 2008. The release of the portions is linked to the investment schedule and as of March 31, 2006 no portion has been released.

These agreements have restrictive covenants for the maintenance of certain financial ratios and the Company has adequately complied with these covenants.

7. PROVISION FOR TAXES - LONG-TERM LIABILITIES

	Company		Consolidated	
	03/31/06	12/3105	03/31/06	12/31/05
COFINS (tax on revenue)	29,856	71,205	29,856	71,205
PIS (tax on revenue)	1,505	1,472	1,505	1,472
Other	2,042	1,979	2,042	1,979
	33,403	74,656	33,403	74,656

On March 8, 1999, the Company obtained an injunction on the ordinary lawsuit challenging the constitutionality of Law No. 9,718/98 and Constitutional Amendment No. 20.

This injunction allows the payment of COFINS and PIS as provided for in legislation prevailing until January 1999, i.e., without increase in the tax rate and basis of these taxes.

The amounts of these taxes for the periods involved were accrued and are being monetarily restated based on the SELIC (Central Bank overnight rate), charged to "Financial expenses", in the statement of income.

In October 2002, the Company started to make escrow deposits for the amount in dispute. The balance of escrow deposits as of March 31, 2006 is R$20,902 (R$20,345 as of December 31, 2005) and is shown as escrow deposits in long-term assets.

On March 2, 2006, the extraordinary appeal related to this matter was accepted by the Federal Supreme Court, and the payment of the debt or a escrow deposit was required. As of March 31, 2006, the Company has opted to pay R$43,041, the portion related to the challenge of the increase in COFINS rate, while the amount is disputed in court.

8. RESERVE FOR CONTINGENCIES

As of March 31, 2006, the Company and its subsidiaries are parties to tax, civil and labor lawsuits arising from assessments by tax authorities and from claims filed by third parties, former employees or from legal proceedings and questionings. Reserves were recognized for these contingencies when, in the opinion of management and legal counsel, the risk of loss was considered probable. These reserves are as follows:

a) Current liabilities

	Company		Consolidated	
	03/31/06	12/31/05	03/31/06	12/31/05
Labor contingencies	4,579	4,615	8,035	9,623
Tax contingencies	-	-	912	927
Industrial optimization	6,248	6,523	6,248	6,523
Other	980	1,458	3,038	2,212
	11,807	12,596	18,233	19,285

b) Long-term liabilities

	Company		Consolidated	
	03/31/06	12/31/05	03/31/06	12/31/05
Labor contingencies	7,621	7,104	8,943	9,241
Tax contingencies	9,190	9,019	9,375	9,204
Industrial optimization	5,444	5,444	5,444	5,444
Other	3,129	2,889	3,129	2,899
	25,384	24,456	26,891	26,778

9. OTHER PAYABLES - CURRENT LIABILITIES

	Company		Consolidated	
	03/31/06	12/31/05	03/31/06	12/31/05
Royalties	707	3,876	707	3,876
Freight	4,260	4,952	4,991	5,320
Other (commissions, outside services, concessionaires, etc.)	12,879	16,758	16,698	21,197
	17,846	25,586	22,396	30,393

10. RELATED-PARTY TRANSACTIONS

a) Long-term liabilities

	Company		Consolidated	
	03/31/06	12/31/05	03/31/06	12/31/05
Amapoly Indústria e Comércio Ltda. (i)	48,607	47,394	-	-
Fibrasil Agrícola e Comercial Ltda. (i)	26,693	21,287	-	-
Camargo Corrêa S.A. (ii)	-	-	2,642	2,575
	75,300	68,681	2,642	2,575

(i) Represented by an intercompany account between the Company and its subsidiaries, in view of centralized management. No interest is charged.

(ii) Refers to financing obtained by Santista Têxtil S.A. to purchase shares in Santista Têxtil Brasil S.A., subject to the IGP-M (general market price index) plus 8% per year.

b) Current balances and transactions - Company

	Amapoly Indústria e Comércio Ltda.		Expasa Flórida Inc.		Santista Têxtil Brasil S.A.	
	03/31/06	12/31/05	03/31/06	12/31/05	03/31/06	12/31/05
Current (included in):						
Trade accounts payable	407	353	-	-	-	-
Other payables	-	-	50	53	-	-
Transactions for the quarter	2006	2005	2006	2005	2006	2005
Purchases	7,223	7,966	-	-	-	1,907

Purchase and sale transactions were carried out under usual market prices and conditions.

11. FINANCIAL INSTRUMENTS

The Company uses financial instruments to finance its operations or invest available cash.

Risks are managed through strategies previously defined by the Company's senior management.

The balances of temporary cash investments and loans and financing as of March 31, 2006 reflect the average market rates.

The investment in publicly-traded company is represented exclusively by an interest of 30.66% in Santista Têxtil S.A. The market value of this subsidiary was not estimated because the subsidiary's common shares have not been traded recently on stock exchanges.

There are no unrecorded financial instruments (derivatives).

The indirect subsidiary Santista Têxtil S.A. also has financial instruments recorded in its balance sheet, which are intended to reduce risks of price fluctuations on its principal raw material and foreign currency fluctuations of liabilities denominated in foreign currencies.

The carrying value of the financial instruments related to other assets and liabilities approximates the fair value.

12. INCOME AND SOCIAL CONTRIBUTION TAXES - COMPANY

a) Assets and liabilities

	03/31/06	12/31/05
Deferred income and social contribution taxes-		
Current assets - temporary differences:		
Allowance for doubtful accounts	4,452	4,023
Allowance for inventory losses	1,580	1,664
Reserve for contingencies	1,557	1,569
Provision for industrial optimization	3,343	3,436
Other temporary differences	6,882	3,743
	17,814	14,435
Long-term assets:		
Tax loss carryforwards (*)	26,083	26,083
Temporary differences:		
Reserve for contingencies	4,423	4,165
Provision for industrial optimization	3,454	3,454
Provision for taxes	6,598	12,235
Allowance for loss on property, plant and equipment	2,139	1,824
Other temporary differences	2,285	2,811
	18,899	24,489
	44,982	50,572

	03/31/06	12/31/05
Long-term liabilities-		
Provision for income and social contribution taxes (*):		
Principal amount	27,504	27,505
Charges	24,785	24,380
	52,289	51,885
Temporary differences	-	2,838
Provision for income tax on royalties (transfer from current liabilities)	2,556	-
	54,845	54,723

(*) The Company is challenging in court the right to offset credits derived from tax loss carryforwards against the total income and social contribution tax amounts payable each year without observing the legal limit of 30%. As a result, the Company has recorded in long-term liabilities the portion in excess of the legal limit of 30% that it has offset. Financial charges, at the SELIC rate, are charged to financial expenses.

In view of this lawsuit, the deferred tax credit was recognized on tax loss carryforwards, as if the legal limit of 30% for offset had been met.

If the final court decision is favorable to the Company, the deferred asset will be matched with the related liability and accrued charges will be reversed and credited to income for the year at that time.

b) Income

Income and social contribution tax expenses recorded in income for the quarter ended March 31, 2006 are composed of:

	Income tax	Social contribution tax
Income before taxes	61,033	61,033
Permanent additions (deductions):		
Equity in subsidiaries	2,378	2,378
Interest on capital	(13,598)	(13,598)
Other permanent additions	3,608	148
Temporary deductions, net of additions	(9,703)	9,836
Taxable income/adjusted social contribution basis	43,718	59,797
Income tax - 15%	(6,558)	-
Surtax - 10%	(4,366)	-
Social contribution tax - 9%	-	(5,382)
Tax incentives	354	-
Income and social contribution taxes for the period, totaling R$15,952	(10,570)	(5,382)
Deferred income and social contribution tax assets on temporary differences, net of reversal	(259)	886
Income and social contribution taxes on net income for the period, totaling R$15,325	(10,829)	(4,496)

13. SHAREHOLDERS' EQUITY

Capital

As of March 31, 2006, paid-up capital is R$343,598, represented by 18,683,323 book entry shares without par value, of which 9,207,594 are common shares and 9,475,729 are preferred shares.

Treasury shares

As of March 31, 2006, the Company has 516,000 preferred shares and 700 common shares in treasury, acquired in accordance with resolutions of the Board of Directors, with the purpose of investing available cash.

In the first quarter of 2006, 132,800 shares were acquired for approximately R$11,000.

Interest on capital

Shareholders are entitled to annual dividends not lower than 25% of net income, calculated pursuant to law and the Company's bylaws. In the quarter ended March 31, 2006, the Board of Directors approved the advance payment of dividends, subject to ratification by the Annual Shareholders' Meeting to be held in 2007, as follows:

	Company	
	2005	2004
Net income for the period	45,708	38,160
Legal reserve to be recognized at yearend	(2,285)	(1,908)
Calculation basis for mandatory minimum dividends	43,423	36,252
Annual mandatory minimum dividends - 25%	10,856	9,063
Management's proposal-		
Proposed interim interest on capital	13,598	-

14. STOCK OPTION PROGRAM

At the Extraordinary Shareholders' Meeting held on April 26, 2002, the shareholders approved the São Paulo Alpargatas S.A. Stock Option Program whereby employees are granted preferred stock options, so as to retain them or provide an incentive for them to contribute to the interests and objectives of the Company and its shareholders. In the first stage of the Program implementation, stock options were granted to the Company's executive board. The Program is managed by a management committee appointed by the Board of Directors. This committee may create, on an annual basis, a Stock Option Plan establishing its terms and conditions, observing basic guidelines set forth in the Program. As of March 31, 2006, through four Stock Option Plans approved by the management committee, stock options were granted as follows:

	Granted	Exercised	To be exercised
2002	71,960	10,680	61,280
2003	99,040	1,780	97,260
2004	126,610	-	126,610
2005	118,090	-	118,090
Total	415,700	12,460	403,240

Grace period (beginning on the date the call option was granted)	Percentage of shares released for each year
Up to 24 months	Exercise will not be allowed
After 24 months	20%
After 36 months	20%
After 48 months	20%
After 60 months	40%

The exercise of options entitles the beneficiaries to the same rights granted to other shareholders of the Company.

Upon release of the shares by reason of the call option, the transaction's gains or losses will be recorded in shareholders' equity.

15. SUPPLEMENTAL INFORMATION

a) Below we present supplemental consolidated financial information on the Company for the quarters ended March 31, 2006 and 2005, excluding the financial information of the subsidiary Santista Têxtil S.A. and maintaining the equity in this subsidiary, and the statements of cash flows for the quarters then ended as follows:

	03/31/06	12/31/05
Assets:		
Current assets:		
Cash and banks	251,785	294,390
Trade accounts receivable	200,644	190,003
Inventories	82,051	72,859
Other receivables	47,089	40,941
Total current assets	581,569	598,193
Long-term assets:		
Assets held for sale	13,445	13,445
Recoverable taxes	5,910	6,426
Deferred income and social contribution taxes	44,982	50,571
Escrow deposits	39,375	37,004
Other receivables	5,190	5,453
Total long-term assets	108,902	112,899
Permanent assets	297,812	293,923
	988,283	1,005,015

	03/31/06	12/31/05
Liabilities:		
Current liabilities:		
Trade accounts payable	45,390	41,687
Loans and financing	16,080	17,342
Payroll and related charges	40,375	37,857
Accounts payable	18,153	26,079
Reserve for contingencies and other	11,807	12,596
Interest on capital and dividends payable	16,255	2,780
Taxes payable	11,110	16,119
Total current liabilities	159,170	154,460
Long-term liabilities:		
Loans and financing	30,216	35,179
Provision for income and social contribution taxes	54,845	54,723
Provision for taxes	33,403	74,656
Reserve for contingencies and other	25,569	24,641
Other payables	5,877	6,038
Total long-term liabilities	149,910	195,237
Shareholders' equity	679,203	655,318
	988,283	1,005,015

	01/01/06 to 03/31/06	01/01/05 to 03/31/05
Gross sales	373,467	321,509
Sales taxes	(74,626)	(65,727)
Net sales	298,841	255,782
Cost of sales	(157,510)	(144,830)
Gross profit	141,331	110,952
Operating (expenses) income:		
Selling	(70,387)	(65,822)
General and administrative	(14,254)	(13,049)
Management fees	(636)	(862)
Financial income	13,020	7,304
Financial expenses	(3,716)	(3,727)
Equity in subsidiaries	(3,836)	1,646
Amortization of deferred charges	(2,199)	(2,020)
Other operating income	1,794	4,683
	(80,214)	(71,847)

	01/01/06 to 03/31/06	01/01/05 to 03/31/05
Income from operations before exchange variation and financial charges on taxes	61,117	39,105
Exchange variation	1,883	229
Financial charges on taxes	(1,657)	(2,094)
Income from operations	61,343	37,240
Nonoperating income, net	604	15,851
Income before taxes on income	61,947	53,091
Income and social contribution taxes	(16,239)	(14,931)
Net income	45,708	38,160

b) Cash flow

In compliance with the Differentiated Corporate Governance Practices Regulation (Level 1), the statements of cash flow is being presented as supplemental information, prepared indirectly according to the Brazilian Institute of Independent Auditors (IBRACON) Accounting Standard and Procedure (NPC) No. 20.

	03/31/06			03/31/05		
From operating activities	Company	Consolidated without Santista	Consolidated with Santista	Company	Consolidated without Santista	Consolidated with Santista
Net income	45,708	45,708	45,667	38,160	38,160	38,078
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	7,089	7,331	12,086	6,676	6,899	11,931
Gain (loss) on sale/write-off of property, plant and equipment	(604)	(604)	164	(126)	(15,851)	(15,819)
Equity in subsidiaries	2,378	3,836	-	(17,429)	(1,646)	-
Interest, monetary and exchange variations on loans, long-term taxes and escrow deposits	(322)	(322)	321	3,497	3,497	3,182
Reserve for contingencies	139	139	(402)	371	(1,440)	(1,450)
Deferred income and social contribution taxes	(627)	(627)	(583)	790	790	-
Allowance for (reversal of) doubtful accounts	1,261	1,261	1,407	562	562	(238)
Net cash provided by operating activities	55,022	56,722	58,660	32,501	30,181	35,684
Decrease (increase) in assets:						
Trade accounts receivable	(11,363)	(11,902)	(7,957)	(89)	(628)	466
Inventories	(9,001)	(9,192)	(10,806)	(8,396)	(8,922)	(8,131)
Prepaid expenses	(2,302)	(2,329)	(2,093)	(12,317)	(12,353)	(12,528)
Recoverable taxes	(7,358)	(7,361)	(6,590)	(1,132)	(1,112)	(1,912)
Other receivables	1,893	1,902	424	31	2,524	5,246
	(28,131)	(28,882)	(27,022)	(21,903)	(20,491)	16,859
Increase (decrease) in liabilities:						
Trade accounts payable	3,818	3,703	2,819	1,952	5,150	8,254
Taxes payable	(43,597)	(43,527)	(43,222)	2,237	2,975	3,621
Payroll and related charges	2,421	2,518	366	2,578	2,612	260
Provision for income and social contribution taxes	(4,443)	(4,222)	(3,542)	4,682	6,987	7,314
Other payables	(1,283)	(8,087)	(7,866)	4,533	(1,727)	(2,267)
	(43,084)	(49,615)	(51,445)	15,982	15,997	17,182
Net cash (used in) provided by operating activities	(16,193)	(21,775)	(19,807)	26,580	26,477	36,460

From investing activities	03/31/06 Company	03/31/06 Consolidated without Santista	03/31/06 Consolidated with Santista	03/31/05 Company	03/31/05 Consolidated without Santista	03/31/05 Consolidated with Santista
Additions to property, plant and equipment/increase in deferred charges	(14,980)	(15,137)	(15,999)	(8,056)	(8,552)	(14,535)
Deferred income	-	-	-	-	-	1,327
Proceeds from sale of permanent assets	1,500	6,900	6,900	3,755	3,755	3,755
Net cash used in investing activities	(13,480)	(8,237)	(9,099)	(4,301)	(4,797)	(9,453)
From financing activities						
Raising (amortization) of loans and financing	(4,610)	(4,245)	(1,572)	(1,524)	(1,109)	(9,409)
Tax incentives	2,891	2,891	2,891	1,416	1,416	1,416
Purchase of treasury shares	(11,116)	(11,116)	(11,116)	(32)	(32)	(32)
Dividends and interest on capital paid	(123)	(123)	(123)	(16,260)	(16,260)	(16,260)
Net cash used in financing activities	(12,958)	(12,593)	(9,920)	(16,400)	(15,985)	(24,285)
Beginning balance of acquisition of indirect subsidiary						
(=) Net increase/decrease in cash and cash equivalents	(42,631)	(42,605)	(38,823)	5,879	5,695	2,722
(+) Beginning balance of cash and cash equivalents	294,365	294,390	299,510	183,064	183,231	189,646
(=) Ending balance of cash and cash equivalents	251,734	251,785	260,687	188,943	188,926	192,368

COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Dear Shareholders,

In 2006 Alpargatas is continuing its last years' trend of growth and value creation. Over those years, the support from our shareholders, especially Camargo Corrêa, has been important to achieve increasingly better and greater results. Comparing the first quarter of 2006 with the first quarter of 2005, gross sales grew 16%, gross margin rose 3.9 percentage points and operating cash flow, as measured by EBITDA, increased by 56%. The footwear sales volume grew 8%, with 43.3 million pairs sold. These results led to an increase of 16.6% in net income, totaling R$45.7 million in the quarter.

BRANDS

Havaianas reported growth of 8.4% in sales volume. In a social initiative, an exclusive model was created and its sales revenue was earmarked to a charity institution Tucca, which provides support for children with cancer. The various Havaianas models have received great acceptance from the consumer, resulting in a 22% increase in the business's revenue. Havaianas received the "Makes Difference" award from the newspaper *O Globo* for the importance of Havaianas in the life of millions of consumers. Havaianas ranked fourth in terms of the most remembered brands in Latin America, in a survey conducted by Brand Channel. The highlights of **Mizuno** were the Wave Creation 7 running shoe, which provides lightness and comfort, and the DF-Cut clothing collection. Beginning this year, all Mizuno shoes bring some of the brand's technologies, increasing even more the value of the products. **Topper** launched new products in the market with the Dynatech technology. The brand launched the clothing collection "Countries", which pays homage to the countries participating in this year's World Cup. Sales of shoes, clothing and accessories of the **Rainha** Neo line continued increasing. New items of the System 300 line were also launched. As part of the strategy to add greater value, Rainha began to import shoes to complement its lines of products. **Timberland** launched its summer shoe and clothing collection. Maintaining the strategy of strengthening the brand's image with owned stores, two units will be opened in the city of Belo Horizonte, totaling ten stores in the main consumer markets: São Paulo, Rio de Janeiro and Minas Gerais. **Meggashop** became consolidated as a business model with strategic support for Alpargatas brands. In the quarter, the work on standardization of the visual communication and change in arrangement of the products continued, so as to enhance the display of shoes, clothing and accessories. The **Bamba** da Sorte 2, which belongs to the Floribella line, and the **Congas Baby** Frutinha and Gol, were launched in the Couromoda event. **Sete Léguas** boots for miners, fishermen and firemen sold well. Sales of canvas for the decoration segment also increased, maintaining the last quarters' trend. The **Locomotiva** Multiuso canvas, a lighter product used for home and leisure, was launched.

FINANCIAL AND ECONOMIC PERFORMANCE

Gross sales continued the upward trend shown during the last quarters, totaling R$373.5 million, 16.2% higher than in the first quarter of 2005, as a result of the continuous increase in sales volume, combined with a greater value-added mix.

This result surpassed by 5.7% the performance for the last quarter of 2005, a period that experiences a seasonal increase in sales. Exports grew 48%, with the sale of 4.9 million pairs of shoes, validating the strategy of exporting brands and not products. Export revenue accounted for 9% of the Company's total revenue, against 6% in the first quarter of 2005.


Gross Sales
(R$ million)
321.5
353.9
340.8
353.2
373.5
1Q 05
2Q 05
3Q 05
4Q 05
1Q 06
Gross Margin
43.4%
43.4%
46.7%
46.7%
47.3%

In addition to the increase in revenue, Alpargatas continued obtaining profitability gain through strict cost management and the stabilization of prices of raw materials, especially those with their prices pegged to the dollar. Additionally, the greater production volume allowed a dilution of fixed costs. Gross profit for the quarter was R$141.3 million. Gross margin of 47.3% posted an increase of 3.9 percentage points.

In relation to net sales, selling, general and administrative expenses were 2.6% lower than in the first quarter of 2005. These expenses totaled R$85.3 million, or 28.5% of net sales, whereas in the first quarter of 2005 they accounted for 31.1% of net sales.

Income from operations was R$61.3 million, 64.7% higher than in the first quarter of 2005. In addition to the revenue increase and the decrease in operating expenses, the following factors contributed to this increase:

- A 78.3% increase in financial income.
- A R$1.7 million gain on exchange variation.
- A 21% reduction in financial charges on taxes.

The operating performance generated EBTIDA of R$65.4 million, with a margin on net sales of 21.9%. This result confirms the success of the strategy adopted by the Company to focus on brands by launching innovative, state-of-the-art products. Alpargatas' net income totaled R$45.7 million, a growth of 19.6%.


Ebtida
(R$ million)
41.8
53.7
57.2
51.9
65.4
1Q 05
2Q 05
3Q 05
4Q 05
1Q 06
Ebtida Margin
16.3%
19.1%
21.8%
18.5%
21.9%

As of March 31, 2006, the cash balance was R$251.8 million. Inflows of funds in the quarter were represented by the cash of R$65.4 million provided by operating activities, net financial income of R$8.9 million and by R$6.9 million from the sale of the Company's assets in 2005. The main cash disbursements were the investment of R$50.5 million in working capital and the

payment of R$43.0 million referring to the lawsuit challenging the increase in COFINS (tax on revenue) rate, while the Company awaits the decision of the lawsuit challenging the constitutionality of Law No. 9,718/98. By the end of March, gross debt, mainly long-term and denominated in foreign currency, was R$46.3 million.

In the first quarter of the year, the Company's total debt balance was reduced by R$6.2 million, due to the amortization of short-term debts and the positive effect of Brazilian real appreciation against the U.S. dollar on foreign-currency debt. The Company entered into a loan agreement with BNB - Banco do Nordeste do Brasil in the amount of R$112 million, whose funds will be received beginning April 2006 through 2008 to fund its investment program focused on industrial optimization and expansion of its production of sandals. The loan will be repaid over ten years beginning 2008. The net cash balance as of March 31 was R$205.5 million.

CAPITAL MARKET

Alpargatas' preferred shares closed the first quarter at R$89.00, a 22.3% rise in the period and a 158.7% rise in the last 12 months. IBOVESPA (São Paulo Stock Exchange index) variation was 13.4% and 42.6% in the same periods, respectively. In the quarter, the Board of Directors approved the payment of interest on capital, in the total amount of R$13.6 million.

SANTISTA TÊXTIL S.A.

The controlling shareholders of Santista Têxtil, Grupo Camargo Corrêa and Alpargatas, signed an agreement to merge Santista with Tavex, located in Spain, and create the world leader in denim, with an annual production capacity of 150 million meters, including sportswear and professional outfit, as well as technical fabrics, generating total annual sales above US$500 million. The new company will begin with 12 plants (5 from Tavex and 7 from Santista), located in 3 continents: America, Europe and North Africa. Its geographic distribution is wider than that of any other competitor, which makes its prospects for expansion projects in Central America and, in the future, Asia, even better, in addition to strengthening the current structure. With this initiative Santista and Tavex anticipate a worldwide trend towards consolidation in the textile industry, as a result of the increasing globalization of specialized retail business and major brands. This merger is an opportunity for Santista to increase its market share in the United States and Europe, and offers the possibility of significant synergy gains in sales, purchases, product development, technology and logistics, in addition to other sectors. The merger also allows access to lower-cost resources and improves the financial soundness.

São Paulo, April 28, 2006

BOARD OF DIRECTORS